OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-14157
CUSIP NUMBER 879433100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Telephone and Data Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

30 North LaSalle Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60602
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-K for the year ended December 31, 2005 could not be filed within the prescribed time period is set forth on Attachment A hereto.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. Michael Jack	608	664-8316
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-Q for the period ended September 30, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year to date periods ended December 31, 2005 and a comparison of such results to a summary of the tentative results of operations for the same periods ended December 31, 2004, as such period would be restated, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B.  However, until the restatements, the Form 10-Q for the period ended September 30, 2005 and the Form 10-K for the year ended December 31, 2005 are filed, there can be no assurance that the final results will not differ materially from such tentative results.

Telephone and Data Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ D. Michael Jack
D. Michael Jack Senior Vice President and Corporate Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

PART III — NARRATIVE

Telephone and Data Systems, Inc. (“TDS”) and its subsidiary, United States Cellular Corporation (“U.S. Cellular”) are unable to file timely annual reports on Form 10-K for the year ended December 31, 2005 because of the ongoing review of its accounting treatment for (1) income taxes, (2) Federal universal service fund contributions, (3) customer contract termination fees, (4) leases and contracts, (5) promotion rebates, (6) operations of consolidated partnerships managed by a third party, (7) investment income from entities accounted for by the equity method, (8) revenue and cost of service accruals, (9) distributions from unconsolidated entities (10) interest income and (11) other items. Until such review is complete, TDS and U.S. Cellular are unable to finalize their financial statements for the year ended December 31, 2005.

TDS and its audit committee concluded on November 9, 2005, that TDS would amend its Annual Report on Form 10-K for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004 including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. TDS and its audit committee also concluded that TDS would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith. TDS and U.S. Cellular also delayed the filing of their Forms 10-Q for the quarter ended September 30, 2005.

The restatement adjustments principally correct items that were recorded in the financial statements previously but not in the proper periods and certain income tax, interest income, and consolidation errors. Correction of the errors, with the exception of income taxes discussed below, individually did not have a material impact on income before income taxes and minority interest, net income or earnings per share; however, when aggregated, the items were considered to be material. The restatement adjustments to correct income tax accounting had a material impact individually on net income and earnings per share in prior periods. The restated financial statements are in the process of being adjusted to record certain obligations in the periods such obligations were incurred, correct the timing of the reversal of certain tax liabilities, correct the consolidation of an 80% owned subsidiary, and record revenues in the periods such revenues were earned. The adjustments are described below.

•                  Income taxes – In the restatement, TDS will correct income tax expense, federal and state taxes payable, liabilities accrued for tax contingencies, deferred income tax assets and liabilities and related disclosures for the first and second quarters of 2005 and the years ended December 31, 2004, 2003 and 2002 for items identified based on a reconciliation of income tax accounts. The reconciliation compared amounts used for financial reporting purposes to the amounts used in the preparation of the income tax returns, results of federal and state income tax audits and the accounting and tax basis differences which generate deferred income tax assets and liabilities. In addition, a review of the state deferred income tax rates used to establish deferred income tax assets and liabilities identified errors in the state income tax rate which resulted in adjustments to correct the amount of deferred income tax assets and liabilities recorded for temporary differences between the timing of when certain transactions are recognized for financial and income tax reporting.

•                  Federal universal service fund (“USF”) contributions – In 2004 and 2003, Universal Service Administrative Company (“USAC”) billings to U.S. Cellular for USF contributions were based on estimated revenues reported to USAC by U.S. Cellular in accordance with USAC’s established procedures. However, U.S. Cellular’s actual liability for USF is based upon its actual revenues and USAC’s established procedures provide a method to adjust U.S. Cellular’s estimated liability to its actual liability. In the first six months of 2005 and the full years of 2004 and 2003, U.S. Cellular’s actual revenues exceeded estimated revenues reported to USAC on an interim basis. As a result, additional amounts were due to USAC in 2005 and 2004 based on U.S. Cellular’s annual report filings. Such additional amounts were incorrectly expensed when the invoices were received from USAC rather than at the time the obligation was incurred. In the third quarter of 2005, U.S. Cellular corrected its accounting for USF contributions to record expense reflecting the estimated obligation incurred based on actual revenues reported during the period. Accordingly, in the restatement, TDS will adjust previously reported USF contributions expense by U.S. Cellular to reflect the estimated liability incurred during the period.

•                  Customer contract termination fees – In the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees charged when a customer disconnected service prior to the end of the customer’s contract. This change resulted in an increase in amounts billed to customers and revenues even though a high percentage of the amounts billed were deemed uncollectible. At the time of the change in business practice, U.S. Cellular incorrectly recorded revenues related to such fees at the time of billing, as generally accepted accounting principles (“GAAP”) would preclude revenue recognition if the receivable is not reasonably assured of collection. In the first quarter of 2005, U.S. Cellular corrected its accounting to record revenues related to such fees only upon collection, in recognition of the fact that the collectibility of the revenues was not reasonably assured at the time of billing. In the restatement, TDS will make adjustments to properly reflect U.S. Cellular’s revenues for such fees upon collection beginning on October 1, 2003.

•                  Leases and contracts– TDS and U.S. Cellular had entered into certain operating leases (as both lessee and lessor) and service contracts that provide for specific scheduled increases in payments over the lease or contract term. In the third quarter of 2004 and first quarter of 2005, TDS made adjustments for the cumulative effect which were not considered to be material to either of those quarters or to prior periods to correct its accounting and to recognize revenues and expenses under such agreements on a straight-line basis over the term of the lease or contract in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended, and related pronouncements. The restatement adjustments will reverse the cumulative amounts previously recorded in the third quarter of 2004 and the first quarter of 2005, and, will properly record such revenues and expenses on a straight-line basis in the appropriate periods.

•                  Promotion rebates – From time to time, U.S. Cellular’s sales promotions include rebates on sales of handsets to customers. In such cases, U.S. Cellular reduces revenues and records a liability at the time of sale reflecting an estimate of rebates to be paid under the promotion. Previously, the accrued liability was not adjusted on a timely basis upon expiration of the promotion to reflect the actual amount of rebates paid based upon information available at the date the financial statements were issued. In the restatement, TDS will correct revenues and accrued liabilities to reflect the impacts associated with promotion rebates in the appropriate periods.

•                  Operations of consolidated partnerships managed by a third party – Historically, U.S. Cellular recorded the results of operations of certain consolidated partnerships managed by a third party on an estimated basis, and adjusted such estimated results to the actual results upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used. In the restatement, TDS will correct its financial statements to recognize results of operations in the appropriate period based on the partnerships’ actual results of operations reported for such periods.

•                  Investment income from entities accounted for by the equity method – Historically, U.S. Cellular recorded an estimate each quarter of its proportionate share of net income (loss) from certain entities accounted for by the equity method, and adjusted such estimate to the actual share of net income (loss) upon receipt of financial statements in the following quarter. However, GAAP requires that actual amounts be used. In the restatement, TDS will correct its financial statements to recognize investment income in the appropriate period based on the entities’ actual net income (loss) reported for such periods or, for entities in which financial information is not readily available, on a one quarter lag.

•                  Historically, TDS had not consolidated the results of its 80%-owned subsidiary, Suttle Straus, to present the operating results of such subsidiary in revenues, cost of service, selling, general and administrative expenses and depreciation. Previously, the net operating results of the subsidiary were included in other income (expense). However, the non-operating portion of the income statement and the balance sheet of Suttle Straus were properly presented. The restatement correctly consolidates the results of Suttle Straus. In addition, certain intercompany elimination entries between TDS, U.S. Cellular, TDS Telecom and Suttle Straus have been recorded. The restatement adjustments had no impact on net income or earnings per share of TDS.

•                  Revenue and cost of service accruals – TDS Telecom reviewed accruals in the first and second quarter of 2004 and determined that an adjustment was required to record unbilled revenue related to its competitive local exchange carrier that were not previously recorded. TDS Telecom also reduced cost of service accruals related to long-distance service as a result of shifting long-distance traffic to a second provider. In the restatement, the adjustments will reverse the cumulative amounts previously recorded in the first and second quarters of 2004, and record such revenues and expenses in the appropriate periods.

•                  Distributions from unconsolidated entities – In the restatement, the classification of cash distributions received from unconsolidated entities in the Consolidated Statements of Cash Flows will be corrected to properly reflect cash received, which represents a return on investment in the unconsolidated entities, as cash flows from operating activities. Previously, the cash received on such investments was classified as cash flows from investing activities.

•                  Interest income – In the restatement, TDS will correct its accounting for recording interest income earned by its subsidiaries through a cash management agreement for the first and second quarters of 2005 and the years ended December 31, 2004, 2003 and 2002. TDS subsidiaries participating in the cash management agreement had not recorded an accrual to increase cash and interest income for their portion of the interest income earned. The correcting entries increased cash and interest income for each period presented.

•                  Other items – In addition to the adjustments described above, TDS will record a number of other adjustments to correct and record revenues and expenses in the periods in which such revenues and expenses were earned or incurred. These adjustments are not significant, either individually or in aggregate.

The guidance set forth in Auditing Standard No. 2 (“AS2”) of the Public Company Accounting Oversight Board states that the restatement of previously-issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency, and is a strong indicator of material weaknesses in, internal control over financial reporting. In connection with the expected filing of the Form 10-K/A for the year ended December 31, 2004, TDS has concluded that a material weakness existed as of December 31, 2004, which precludes TDS from concluding that its internal control over financial reporting was effective as of December 31, 2004. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the interim or annual financial statements will not be detected. Therefore, TDS’s Management Report on Internal Control Over Financial Reporting, which was contained in Item 9A of the Form 10-K as of and for the year ended December 31, 2004 and which stated that TDS’s internal control over financial reporting was effective as of December 31, 2004, can no longer be relied upon and will be restated in connection with the filing of the Form 10-K/A. In such Form 10-K/A, (i) TDS management will conclude that as of December 31, 2004, TDS did not maintain effective controls over the financial reporting process as described below and (ii) TDS expects that PricewaterhouseCoopers LLP, TDS’s independent registered public accounting firm, will reissue its report to state that TDS did not maintain effective internal control over financial reporting as of December 31, 2004.

Management has not completed its evaluation of internal control over financial reporting as of December 31, 2005 or 2004 or completed its 2005 annual consolidated financial statements. However, management expects to conclude the material weaknesses that existed as of December 31, 2004 and are described below will continue to exist as of December 31, 2005. Therefore, as management completes its evaluation of internal control over financial reporting and its 2004 and 2005 annual consolidated financial statements, additional control deficiencies may be identified and those control deficiencies may represent one or more additional material weaknesses.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2004:

1.               TDS did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of its operations and transactions. This control deficiency contributed to the material weaknesses discussed in items 2 and 3 below and the restatement of TDS’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements which have not been issued. Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to TDS’s interim or annual consolidated financial statements that would not be prevented or detected.

2.               TDS did not maintain effective controls over its accounting for certain vendor contracts. Specifically, effective controls were not designed and in place to ensure that certain vendor contracts were raised to the appropriate level of accounting personnel or that accounting personnel reached the appropriate conclusions in order to accurately and timely record the effects of the contracts in conformity with generally accepted accounting principles. This control deficiency primarily affected network operations expense, selling, general and administrative expense, accounts payable, other deferred charges and accrued liabilities. This control deficiency resulted in the restatement of TDS’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements which have not been issued. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to TDS’s interim or annual consolidated financial statements that would not be prevented or detected.

3.               TDS did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, TDS did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of TDS’s annual consolidated financial statements for 2004 and 2003, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements which have not been issued. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to TDS’s interim or annual consolidated financial statements that would not be prevented or detected.

Prior to the identification of the material weaknesses described above, TDS had begun the following processes to enhance its internal control over financial reporting:

•                  Focus on Fundamentals

•                  This program, initiated in the second quarter 2004, was a self-assessment of TDS’s policies and processes surrounding reporting and financial analysis, internal controls, and implementation of new accounting pronouncements.

•                  Controller Review Committee

•                  The Controller Review Committee was formed in the fourth quarter of 2004 and consists of TDS’s Corporate Controller and Assistant Corporate Controller, U.S. Cellular’s Controller and TDS Telecom’s Chief Financial Officer. The Committee meets regularly to discuss accounting treatment for current, unusual or nonrecurring matters. In addition, the Committee engaged external consultants to provide technical accounting training related to current accounting developments on a quarterly basis.

•                  Enhancements and additions to technical accounting personnel

•                  TDS – a Vice President and Assistant Corporate Controller was hired in the second quarter of 2005; a Manager, Accounting and Reporting was added in the second quarter of 2005 and a Manager, External Reporting was added in the third quarter of 2005.

•                  U.S. Cellular – a Vice President and Controller was hired in the second quarter of 2005 and was designated as U.S. Cellular’s principal accounting officer in the third quarter of 2005; a Director, Operations Accounting was hired in the second quarter of 2005 and a Manager, Accounting Policy was added in the first quarter of 2005.

TDS believes the above changes have improved its internal control over financial reporting.

Management is currently addressing each of the material weaknesses in internal control over financial reporting and is committed to remediating them as expeditiously as possible. Management will devote significant time and resources to the remediation effort. Management’s remediation plans include the following:

•                  Review of Existing Internal Control Over Financial Reporting – TDS has engaged external consultants to assist in reviewing its existing internal control over financial reporting with the intent of improving the design and operating effectiveness of controls and processes. In addition, management has currently enhanced controls related to restatement items.

•                  Training – Management has engaged external consultants to assist TDS in developing and implementing a training program specific to the needs of accounting personnel.

•                  Recruiting – TDS is actively recruiting the necessary personnel to improve its internal control processes and enhance the overall level of expertise.

•                  Finance Leadership Team – In late 2005, the Finance Leadership Team, consisting of key finance leaders from each of TDS’s business units and Corporate headquarters, formed a Financial Infrastructure Committee. The Committee is planning for longer-term improvements in key business processes and support systems with an emphasis on preventive controls versus detective controls, and system-based controls versus manual controls.

•                  Income Tax Accounting – TDS has engaged external tax advisors to assist in enhancing controls with respect to monitoring the difference between the income tax basis and financial reporting basis of assets and liabilities and reconciling the difference to the deferred income tax asset and liability balances. The scope of this project encompasses controls over income taxes on a TDS enterprise-wide basis, including U.S. Cellular. In addition, TDS is in the process of implementing a tax provisioning software which TDS believes will enhance its internal controls related to income taxes on a TDS enterprise-wide basis.

•                  Accounting for Contracts – TDS has enhanced controls related to monitoring, review and communication of contract activity. These controls include additional monitoring procedures, enhanced review processes and increased communication.

Management has not completed its assessment of the adjustments to the financial statements described above. Based on current findings, TDS is revising its previously disclosed ranges of expected adjustments for the restatement that were included in the Form 12b-25 filed for the period ended September 30, 2005. At the present time, the expected adjustments would result in increased (decreased) net income and diluted earnings per share as follows. There can be no assurance that final results will not differ materially from these current expected ranges. The significant change in the anticipated ranges for the years 2000 to 2004 related primarily to adjustments made to deferred income tax balances. Adjustments to income tax accounts, including income tax expense, resulted from a reconciliation which compared amounts used for financial reporting purposes to the amounts used in the preparation of the income tax returns, a review of the results of federal and state income tax audits and an assessment of the accounting and tax basis differences which generate deferred assets and liabilities. In addition, a review of the state deferred income tax rates used to establish deferred income tax assets and liabilities resulted in adjustments to correct the amount of deferred income tax assets and liabilities recorded for temporary differences between the timing of when certain transactions are recognized for financial and income tax reporting. Additionally, since management has not completed its assessment there can be no assurance that additional items requiring restatement will not be identified and corrected prior to the filing of the restatement.

	Net Income As Previously Reported	As Previously Reported Range of Expected Adjustments Increase/(Decrease)	Updates to Previously Reported Range of Expected Adjustments Increase/(Decrease)
	($ in millions)
Second quarter ended June 30, 2005	$99	$(5) to (2)	$(6) to (1)
First quarter ended March 31, 2005	21	0 to 3	0 to 5
Third quarter ended September 30, 2004	25	4 to 8	16 to 20
Years ended:
December 31, 2004	49	(4) to 0	13 to 19
December 31, 2003	47	(5) to 0	(15) to (9)
December 31, 2002	(995)	(2) to 2	30 to 36
December 31, 2001	(198)	(3) to 1	15 to 21
December 31, 2000	$2,237	$(3) to 1	$(57) to (51)

Changes from previously reported ranges relate primarily to corrections of state deferred income tax rates totaling approximately $(53) million in 2000, $19 million in 2001, $33 million in 2002, $(7) million in 2003 and $2 million in 2004. Other changes from previously reported ranges also related to income tax accounts and included corrections to income tax expense, federal and state income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities.

	Diluted Earnings Per Share As Previously Reported	As Previously Reported Range of Expected Adjustments Increase/(Decrease)	Updates to Previously Reported Range of Expected Adjustments Increase/(Decrease)

Second quarter ended June 30, 2005	$0.85	$(0.04) to (0.02)	$(0.05) to (0.01)
First quarter ended March 31, 2005	0.18	0.00 to 0.03	0.00 to 0.04
Third quarter ended September 30, 2004	0.22	0.03 to 0.07	0.14 to 0.18
Years ended:
December 31, 2004	0.42	(0.03) to 0.00	0.11 to 0.17
December 31, 2003	0.40	(0.04) to 0.00	(0.13) to (0.07)
December 31, 2002	(8.49)	(0.02) to 0.02	0.25 to 0.31
December 31, 2001	(1.69)	(0.03) to 0.01	0.13 to 0.18
December 31, 2000	$18.44	$(0.02) to 0.01	$(0.47) to (0.42)

A summary of the tentative unaudited results of certain key components of the statement of operations for the three and nine months ended September 30, 2005, reflecting anticipated restatements, was included in the Form 12b-25 filed for the period ended September 30, 2005. Based on current findings, TDS is not revising its previously disclosed ranges. There can be no assurance that final results will not differ materially from these preliminary results.

Range of Amounts Anticipated to be Reported
($ in millions, except per share amounts)	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Operating Revenues	$1,022-1,032	$2,927-2,937
Operating Income	102-112	287-297
Net Income	39-43	159-163
Diluted EPS	$0.34-0.37	$1.37-1.40

It is necessary for TDS and U.S. Cellular to complete and file the aforementioned restatements and their Forms 10-Q for the quarter ended September 30, 2005 before they can complete and file their Forms 10-K for the year ended December 31, 2005. Such Forms 10-K are due on March 16, 2006, but such deadline can be effectively extended to March 31, 2006 by filing Form 12b-25 with the SEC on or prior to March 17, 2006. Although Forms 12b-25 are being filed by TDS and U.S. Cellular on or prior to March 17, 2006, TDS and U.S. Cellular do not expect that the Forms 10-K for the year ended December 31, 2005 will be completed by the extended due date of March 31, 2006. Accordingly, TDS and U.S. Cellular expect that their Forms 10-K for the year ended December 31, 2005 will not be filed on a timely basis. TDS and U.S. Cellular expect to file the Forms 10-K as soon as possible following the extended due date of March 31, 2006.

TDS’s management and audit committee have discussed the matters in this Form 12b-25 with TDS’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly and year to date periods ended December 31, 2005 and December 31, 2004, as restated, and explanation of any material anticipated changes between such periods:

	Range of Amounts Preliminary Three months ended December 31		Range of Amounts Preliminary Twelve months ended December 31
($ in millions)	2004 (1)	2005	2004 (1)	2005
Operating Revenues	$915 to 965	$1,000 to 1,050	$3,650 to 3,750	$3,900 to 4,000
Operating Income	$(60) to (20)	$90 to 130	$200 to 250	$375 to 430

(1)          Reflects current estimate of the anticipated restatement adjustments.

The increases in operating revenues are related primarily to increases in the number of wireless customers and landline equivalent access lines served in the respective periods. The increases in operating income are primarily due to higher operating revenues, higher operating margin (in the full year 2005) as a result of lower operating expenses as a percent of revenues and higher gains on sales and exchanges of assets, including a gain of approximately $40-$45 million on the exchange of properties with Alltel Corporation in the fourth quarter of 2005. TDS Telecom recorded impairment losses on intangible and long-lived assets in the fourth quarter of 2004 totaling $117 million, no such losses were recorded in 2005. Until the accounting review described in Attachment A above is complete, TDS and U.S. Cellular are unable to finalize their financial statements for the year ended December 31, 2005. There can be no assurance that final results will not differ materially from these preliminary results.

On February 27, 2006, TDS and U.S. Cellular provided guidance for the year ended December 31, 2005. There can be no assurance that final results will not differ materially from this guidance.

U.S. Cellular 2005 guidance as of Feb. 27, 2006 is as follows:
Net Retail Customer Additions	411,000 (1)
Service Revenues	Approx. $2.8 billion
Operating Income	$220 - $260 million (2)
Depreciation, Amortization & Accretion	Approx. $515 million
Capital Expenditures	$580 - $590 million

TDS Telecom ILEC operations 2005 guidance as of Feb. 27, 2006 is as follows:
Operating Revenues	$660 - $670 million
Operating Income	$165 - $175 million
Depreciation and Amortization	$135 million
Capital Expenditures	$95 - $100 million

TDS Telecom CLEC operations 2005 guidance as of Feb. 27, 2006 is as follows:
Operating Revenues	$235 - $245 million
Operating Income	$(10) - $(5) million
Depreciation and Amortization	$30 million
Capital Expenditures	$25 - $30 million

(1)               Actual

(2)               Includes a gain of $40 - $45 million on the exchange of properties with Alltel Corporation that was completed on Dec. 19, 2005

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes”, “anticipates,” “intends,” “expects,” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include the following:

•                  Increases in the level of competition in the markets in which TDS operates, or wireless for wireline substitution, could adversely affect TDS’s revenues or increase its costs to compete.

•                  Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect TDS’s revenues and increase its costs to compete.

•                  Consolidation of long distance carriers could result in TDS having to pay more for long distance services which could increase TDS’s cost of doing business.

•                  Advances or changes in telecommunications technology, such as Voice Over Internet Protocol, could render certain technologies used by TDS obsolete, could reduce TDS’s revenues or could increase TDS’s cost of doing business.

•                  Changes in the telecommunications regulatory environment, or a failure to timely or fully comply with any regulatory requirements, such as wireless number portability, local number portability and E-911 service, could adversely affect TDS’s financial condition, results of operations or ability to do business.

•                  Changes in the telecommunications regulatory environment, including the effects of potential changes in the rules governing universal service and eligible telecommunications carrier funding and potential changes in the amounts or methods of intercarrier compensation, could have an adverse effect on TDS’s financial condition, results of operations or cash flows.

•                  Changes in TDS’s enterprise value, changes in the supply or demand of the market for wireless licenses or telephone companies, adverse developments in the TDS businesses or the industries in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS’s license costs, goodwill and/or physical assets.

•                  Early redemptions of debt or repurchases of debt, issuance of debt, changes in forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2004, as updated by this or its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 to be different from the amounts presented.

•                  Changes in accounting standards or TDS’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates could have an adverse effect on TDS’s financial condition or results of operations.

•                  Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS’s financial condition, results of operations or ability to do business.

•                  Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses could have an adverse effect on TDS’s financial condition or results of operations.

•                  Changes in prices, the number of customers, average revenue per unit, penetration rates, churn rates, selling expenses, net customer retention costs, customers choosing local number portability, roaming rates, access minutes of use, the mix of products and services offered or other business factors could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in roaming partners’ rates for voice and data services and the lack of standards and roaming agreements for wireless data products could place U.S. Cellular’s service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories, and could have an adverse effect on TDS’s business, financial condition or results of operations

•                  Changes in access to content for data or video services and in access to new handsets being developed by vendors could have an adverse effect on TDS’s financial condition or results of operations.

•                  Changes in agreements with carriers, including video carriers, that TDS depends upon to provide packages or a wide range of services could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on TDS’s operations.

•                  Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•                  Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

•                  Changes in income tax rates, tax laws, regulations or rulings, or federal and state tax assessments could have an adverse effect on TDS’s financial condition or results of operations.

•                  War, conflicts, hostilities, terrorist attacks and/or natural disasters could have an adverse effect on TDS’s businesses.

•                  Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, including difficulties by telecommunications companies, could have an adverse effect on TDS’s businesses.

•                  Changes in facts or circumstances, including new or additional information that affects the calculation of accrued liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued on the financial statements, if any, which could have an adverse effect on TDS’s financial condition or results of operations.

•                  A material weakness in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or permit fraud, which could have an adverse effect on TDS’s business, results of operations and financial condition.

•                  The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS’s wireless business operations, TDS’s financial condition or results of operations.

•                  Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from TDS’s forward estimates included in this report by a material amount.

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.